December 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Lisa Krestyick

                   Staff Attorney

Re:	Petroteq Energy Inc. Request for Withdrawal of Registration Statement on Form 20-FR Filed October 11, 2018 File No. 000-55991

Dear Ms. Krestynick:

Petroteq Energy Inc. (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form 20-FR (File No. 000-55991) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2018, as amended on November 30, 2018, under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 20-F to avoid the automatic effectiveness of the Form 20-F sixty (60) days after its initial filing. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review. The Company intends to re-file the Form 20-F with updated financial statements as soon as practicable.

If you have any questions regarding this request for withdrawal, please contact Leslie Marlow, Esq. of Gracin & Marlow, LLP at (516) 496-2223.

Thank you for your attention.

Sincerely,

/s/ David Sealock

David Sealock Chief Executive Officer